SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.




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                        MER Telemanagement Solutions Ltd.



6-K Items

1. Press Release re MTS Reports Second Quarter 2005 Financial Results dated August 11, 2005.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Reports Second Quarter 2005 Financial Results

Thursday August 11, 8:30 am ET

- Revenues Rise 41% Year-Over-Year -

RA'ANANA, Israel, Aug. 11 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq SmallCap: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for the quarter ended June 30, 2005.

Revenues for the second quarter were $2.8 million, compared to $2.0 million reported in the second quarter of 2004, an increase of 41%.

Net loss for the quarter was $1.15 million ($0.24 basic and diluted net loss per ordinary share), compared to a net loss of $929,000 ($0.20 basic and diluted net loss per ordinary share) for the second quarter of 2004.

Eytan Bar, President and Chief Executive Officer of MTS, commented, "We continued to experience revenue and backlog growth in the second quarter, driven by increased sales of our billing solutions to the service provider and carrier markets. In addition, we increased our penetration of the enterprise market, and launched our latest suite of telemanagement products, the Invoice Management Solution, as part of the total Telecommunications Expense Management Solution for Enterprises."

"MTS' overall business continues to expand and we are executing our growth strategy as planned," continued Mr. Bar. "Our pipeline of orders is developing nicely and we are expanding our sales channels through strategic partnerships with market leading companies. Furthermore, the investments we made in R&D and sales and marketing over the past year are now supporting our expansion initiatives."

Gross profit for the second quarter rose 31% to $1.94 million as a result of increased sales of products and services. This compares to gross profit of $1.49 million reported in the second quarter of 2004 and $ 1.89 million in the first quarter of 2005.

Research and development expenses doubled to $1.17 million compared to the $569,000 reported in the second quarter of 2004, but declined 13% compared to the $1.34 million reported in the first quarter of this year. The sharp year-over-year increase in R&D expenses relates primarily to the continued integration of TeleKnowledge's R&D group, as well as to the Company's continuing investment in product development.

Selling and marketing expenses were $1.37 million in the second quarter, reflecting a modest decline year-over-year, compared to $1.40 million reported in the second quarter of 2004, and a 10% decline compared to the first quarter of 2005. The continued reduction in selling and marketing demonstrates MTS' commitment to focus on the growing areas of its business.

Shlomi Hagai, Corporate COO & CFO, stated, "MTS ended the second quarter with a healthy, accumulated backlog of orders of approximately $2 million, compared to $1 million at the end of the first quarter. In addition, this marks the third consecutive quarter in which we have grown our order backlog. Moreover, it is the fourth consecutive quarter in which we have experienced revenue growth. We believe that our commitment to bring spending more in line with revenue generation positions us well for the future."

MTS' cash and cash equivalents, including marketable securities, were $1.88 million as of June 30, 2005. The Company improved its cash position on August 10, 2005 when it entered into definitive agreements with institutional and private investors for a private placement of ordinary shares and warrants that raised $2.8 million. If the warrants are exercised in full the Company will raise an additional $1.5 million.




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"We plan to use the proceeds from this financing to execute our growth strategy and to fund expanding activities in R&D and sales and marketing. We believe that our investment in these operational activities will drive future growth and ultimately improve our operating results," concluded Mr. Hagai.

Six Months Results

Revenues for the first six months of FY 2005 were $5.5 million, compared to $4.3 million reported in the first six months of FY 2004, an increase of 27%.

Net loss for the period was $3.2 million ($0.68 basic and diluted net loss per ordinary share), compared to the net loss of $1.1 million ($0.24 basic and diluted net loss per ordinary share) for comparable period of FY 2004.

Conference Call Information

MTS will conduct a teleconference to discuss the second quarter results on Thursday, August 11, at 11:00 AM Eastern Time (18:00 Israel Time). To access the call, please dial 1-877-270-4109 from the US or Canada (toll free), 1-809-315-341 from Israel (toll free), or 1-706-679-0560 from other locations approximately 5-10 minutes prior to the starting time.

A replay of the call also will be available from 2:00 PM ET on Thursday, August 11, 2005, until 11:59 PM ET on Thursday, August 18. To access the replay please, dial 1-800-642-1687 from the US or Canada (toll free), 1-809- 315-356 from Israel (toll free), or 1-706-645-9291 from other locations and enter conference ID#7748694.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the Nasdaq SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:

     Company                               Investor Relations:

     Shlomi Hagai                          Kathy Price
     Corporate COO & CFO                   Managing Director
     MTS - MER Telemanagement Solutions    The Anne McBride Company, Inc.
     Tel: +972-9762-1733                   Tel: 212-983-1702 ext. 212
     Email: Shlomi.Hagai@mtsint.com        Email: kprice@annemcbride.com

    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. Dollars in thousands (except share data)

                         Three months ended      Six months ended    Year ended
                                June 30,              June 30,     December 31,
                             2005       2004        2005     2004         2004
                                            Unaudited
    Revenues from products
     and services          $2,812     $1,992      $5,538   $4,351      $9,413
    Cost of revenues from
     products and services    869        506       1,707    1,047       2,814

    Gross profit            1,943      1,486       3,831    3,304       6,599

    Operating expenses:
       Research and
        development         1,167        569       2,510    1,103       2,362
       Selling and
        marketing           1,370      1,397       2,897    2,522       6,300
       General and
        administrative        677        490       1,722      887       2,101

    Total operating
     expenses               3,214      2,456       7,129    4,512      10,763

    Operating loss         (1,271)      (970)     (3,298)  (1,208)     (4,164)
    Financial income, net      11         (8)         30       19          78
    Other income
     (expenses), net           72          2          74      (30)         --

    Loss before taxes on
     income                (1,188)      (976)     (3,194)  (1,219)     (4,086)
    Taxes on income            --          2          --        2         266

                           (1,188)      (978)     (3,194)  (1,221)     (4,352)
    Equity in earnings
     of affiliate              39         49          11       95         225

    Net loss              $(1,149)     $(929)    $(3,183) $(1,126)    $(4,127)

    Net loss per share:
       Basic and diluted net
        loss per Ordinary
        share             $ (0.24)    $(0.20)    $(0.68)   $(0.24)     $(0.89)

    Weighted average number
     of Ordinary shares used
     in computing basic and
     diluted net loss
     per share          4,712,561  4,633,471  4,675,283 4,629,082   4,634,413

   CONSOLIDATED BALANCE SHEETS
    U.S. Dollars in thousands (except share data)


                                             June 30,         December 31,
                                       2005            2004           2004
                                             Unaudited
    ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents        $1,750          $8,461        $3,814
    Marketable securities               126           1,498         1,057
    Trade receivables, net            1,853           1,069         1,348
    Other accounts receivable and
     prepaid expenses                   408             580           391
    Inventories                         180             193           178

    Total current assets              4,317          11,801         6,788

    LONG- TERM INVESTMENTS:
    Investment in an affiliate        1,707           1,760         2,119
    Long-term loans, net of current
     maturities                          26              73            45
    Severance pay fund                  518             565           535
    Other investments                   373             371           373

    Total long-term investments       2,624           2,769         3,072

    PROPERTY AND EQUIPMENT, NET         583             460           581

    OTHER ASSETS:
    Goodwill                          3,511           2,025         3,415
    Other intangible assets, net      1,169             128         1,394
    Deferred income taxes                73             105            73

    Total other assets                4,753           2,258         4,882

    Total assets                    $12,277         $17,288       $15,323

    CONSOLIDATED BALANCE SHEETS
    U.S. Dollars in thousands (except share data)

                                              June 30,         December 31,
                                       2005            2004          2004
                                             Unaudited
    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Current maturities of
     long-term loans                     $-              $4            $-
    Trade payables                      727             311           719
    Accrued expenses and other
     liabilities                      2,197           1,722         2,042
    Deferred revenues                 1,144           1,218         1,254
    Total current liabilities         4,068           3,255         4,015

    LONG-TERM LIABILITIES:
    Accrued severance pay               660             647           651

    Total long-term liabilities         660             647           651

    SHAREHOLDERS' EQUITY:
    Share capital -
      Ordinary shares of NIS 0.01 par
       value - Authorized: 12,000,000
       shares; Issued: 4,796,304 shares
       at June 30, 2005 and 4,648,804
       shares at December 31,2004;
       Outstanding: 4,785,504 shares at
       June 30, 2005 and 4,638,004 at
       December 31, 2004                 15              14            14
    Additional paid-in capital       13,267          12,638        12,879
    Treasury shares                     (29)            (20)          (29)
    Deferred stock compensation        (176)              -          (208)
    Accumulated other comprehensive
     income                               2             100           348
    Retained earnings
     (accumulated deficit)           (5,530)            654        (2,347)

    Total shareholders' equity        7,549          13,386        10,657

    Total liabilities and
     shareholders' equity           $12,277         $17,288       $15,323





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  August 11, 2005